UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of February 2005

KT Corporation

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark whether the registrant

by furnishing the information contained in this

form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under

the Securities Exchange Act of 1934.)

Yes                      No      X

This Current Report on Form 6-K is being filed to incorporate by reference into Registration Statement No. 333-100251 on Form F-3, effective December 27, 2002, relating to $1,210,050,000 0.25% Convertible Notes Due 2007, $500,000,000 4.30% Bonds Due 2005 and Warrants to Purchase 9,270,200 Common Shares.

Resolution of the Board of Directors on Calling Shareholders’ Meeting

1. date of board resolution	February 4, 2005

- attendance of outside directors	Present	8	Absent	-

- attendance of auditors	-

2. purpose of calling the meeting of the board	Resolution on the calling of the regular shareholders’ meeting for the 23rd business year.

3. date of shareholders’ meeting	2005.03.11 (Friday), 10:00(KST)

4. place of shareholders’ meeting	Lecture Hall (B1), Headquarter building of KT Corporation located at 206, Jungja-dong, Bungdang-gu, Sungnam-city, Kyunggi-do, Korea.

5. agenda and key issues

Agenda No. 1: Approval of Balance Sheet, Income Statement and Statement of Appropriation of Retained Earnings for the 23rd Fiscal Year

Agenda No. 2: Amendment of Articles of Incorporation

  • Introduction of written voting

Agenda No. 3: Election of director

Agenda No. 4: Approval of Limit on Remuneration of Directors

6. details of resolution	All agendas are approved as they are.

7. others	-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 4, 2005

KT Corporation

	By:	/s/ Wha Joon Cho
	Name:	Wha Joon Cho
	Title:	Managing Director